Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG
TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

                                         June 2, 2020

CONFIDENTIAL AND VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mr. Robert Littlepage, Accounting Branch Chief
Mr. Joseph Kempf, Staff Accountant
Ms. Jan Woo, Esq., Legal Branch Chief
Mr. Michael C. Foland, Esq., Attorney-Advisor

Re:	Yalla Group Limited
Draft Registration Statement on Form F-1
Submitted April 15, 2020
CIK No. 0001794350

Ladies and Gentlemen:

On behalf of our client, Yalla Group Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 2”) of the above-referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 2, which has been marked to show changes to the Company’s Draft Registration Statement initially confidentially submitted to the Commission on April 15, 2020 (the “April 15 Submission”).

The Company has responded to the Staff’s comments contained in the comment letter dated May 12, 2020 from the Staff (the “May 12 Comment Letter”) by revising the April 15 Submission or providing explanations in response to the comments.

DANIEL FERTIG	ADAM C. FURBER	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	JONATHAN HWANG	IAN C. HO	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett

June 2, 2020

Set forth below are the Company’s responses to the Staff’s comments in the May 12 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Draft No. 2 where the disclosure addressing a particular comment appears.

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Prospectus Summary, page 1

1.

Please revise to clarify whether the 36.4 million registered users as of December 31, 2019 reflects the number of registered users over a discrete time period or whether this number represents all users who have ever registered an account on your platform. In addition, provide context regarding the 4.3 million users who visited your platform in the last quarter of 2019 by disclosing the number of paying users in the same period.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 1, 58 and 77 of Draft No. 2.

You, as holders of ADSs, may have fewer rights, page 40

2.	We note your statement that the minimum notice period required to convene a general meeting is ten “clear days.” Please define this term.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 40 and 41 of Draft No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operating Metrics, page 60

3.	Explain the spike in the number of paying users in the three month period ended June 30, 2019 and the subsequent drop in the number of paying users in the three month period ended September 30, 2019.

In response to the Staff’s comment, the Company has added the requested disclosure on page 60 of Draft No. 2.

Industry Overview, page 71

4.

Please disclose the source of the statistical predictions and historic figures regarding the countries’ economic growth, mobile internet penetration rates, and online social networking and entertainment penetration rates.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 72, 73, 75 and 76 of Draft No. 2.

Simpson Thacher & Bartlett

June 2, 2020

Our Business

Technology, page 89

5.

You disclose here that you rely on third-party technology to operate critical functions of your business, including live audio streaming capabilities and cloud-based network infrastructure. In particular, we note your disclosure that there are only a limited number of providers of high quality audio processing solutions in the market. Please discuss the material terms of your agreements with these third-party service providers, including but not limited to, the term and termination provisions.

In response to the Staff’s comment, the Company has added the requested disclosure on page 90 of Draft No. 2.

Principal Shareholders, page 117

6.

You disclose that in February 2018, Mr. Xuecai Feng, in conjunction with Mr. Tao Yang and Mr. Jianfeng Xu, entered into a voting agreement to vote their shares in the company together. Please disclose the number of shares that are held by Mr. Xuecai Feng. Disclose any material relationships between Xuecai Feng and the company. In this regard, we note that Mr. Feng is a not an executive officer, director, or principal shareholder.

The Company respectfully advises the Staff that it is not required to disclose the number of shares held by Mr. Feng, because Mr. Feng is not an executive officer, director or principal shareholder of the Company. Furthermore, as disclosed on page 119 of Draft No. 2, the voting agreement among Mr. Tao Yang, Mr. Jianfeng Xu and Mr. Feng was terminated in October 2019. Therefore, the Company believes that information as to Mr. Feng’s shareholding is not material to investors.

The Company further respectfully advises the Staff that as disclosed on page 120 of Draft No. 2, Mr. Feng is one of the Company’s co-founders. Mr. Feng is currently an employee of the Company. Nonetheless, the Company has been informed by Mr. Feng that he does not wish to take major management responsibilities because of personal reasons. Mr. Feng currently does not perform a policy making function for the Company or hold any position that makes him an “executive officer” within the meaning of Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended. Therefore, the Company believes that Mr. Feng’s relationship with the Company is not material to investors.

Simpson Thacher & Bartlett

June 2, 2020

Financial Statements

1. Description of Business and Organization

(b) Organization, page F-9

7.

You indicated that since the Company, FYXTech BVI and Shenzhen Yale were all under common control of the Co-founders immediately before and after the reorganization, the transfer of business operations of FYXTech BVI and Shenzhen Yale has been accounted for in a manner similar to a pooling of interest. Please tell us the basis for your conclusion that the entities were under common control for all periods. Identify for us the significant shareholders of each entity and indicate the voting percentage they held in each entity prior to the reorganization. Explain to us the nature and terms of the agreement among the Co-founders to vote in concert, including the date of the agreement, the amount of any consideration paid, and the identity of the individuals.

The Company respectfully advises the Staff that the ordinary shareholders and preferred shareholders of the Company, FYXTech BVI and Shenzhen Yale, and the voting percentage (on a fully-diluted basis) they held in each entity immediately before and after the reorganization are as follows:

Simpson Thacher & Bartlett

June 2, 2020

	FYXTech BVI	Shenzhen Yale	The Company
Ownership percentage
Ordinary Shareholders
Tao Yang, a co-founder	73%	78%	59%
Xuecai Feng, a co-founder	11%	9%	13%
Jianfeng Xu, a co-founder	11%	9%	12%

Subtotal	95%	96%	84%

Preferred Shareholders
Tao Yang, a co-founder	0%	0%	9%
Xuecai Feng, a co-founder	0%	0%	1%
Jianfeng Xu, a co-founder	0%	0%	1%
Other preferred shareholders	5%	4%	5%

Subtotal	5%	4%	16%

Total of ordinary shareholders and preferred shareholders	100%	100%	100%

Voting percentage
Co-founders	95%	96%	95%
Other preferred shareholders	5%	4%	5%

Total	100%	100%	100%

Pursuant to the agreements among Mr. Tao Yang, Mr. Xuecai Feng, and Mr. Jianfeng Xu, (collectively referred as “Co-founders”) to vote in concert, the voting percentage of the Co-founders is calculated as one group. The vote in concert agreement for FYXTech BVI was entered into on April 29, 2016. The vote in concert agreement for Shenzhen Yale and the Company was entered into on September 27, 2016 and February 7, 2018, respectively, the inception dates of each company. The terms of the vote in concert agreements for FYXTech BVI, Shenzhen Yale and the Company are substantially the same, which include:

•

Mr. Xuecai Feng and Mr. Jianfeng Xu shall actively and consistently act in concert with Mr. Tao Yang in relation to all matters, including but not limited to the voting rights, right of first refusal, right of first offering, right of approval, concerning the company, and all the matters that require the decisions of the shareholders of the company pursuant to the applicable laws and/or the Memorandum and Articles of Association (“M&A”) of the company, including but not limited to the adoption or amendment of the M&A and the removal or appointment of directors.

•

As to the exercising of the shareholders’ voting rights on any shareholders meeting of the company, and/or any matter that requires the vote(s) or decision(s) of the shareholder(s) of the company, each of Mr. Xuecai Feng and Mr. Jianfeng Xu irrevocably delegates and entrusts Mr. Tao Yang as his authorized representative to vote and exercise all the voting rights he is entitled to as a shareholder of the company and execute and deliver all relevant documents (including but not limited to the shareholders resolutions) on behalf of him.

•	During the period of the agreement, each of Mr. Xuecai Feng and Mr. Jianfeng Xu may not transfer any of the shares or equities he holds in the company without prior written consent of Mr. Tao Yang.

Simpson Thacher & Bartlett

June 2, 2020

•

The agreement shall remain valid and binding upon the parties until the earlier of (1) Mr. Xuecai Feng and Mr. Jianfeng Xu no longer holds any shares in the company, (2) the completion of an initial public offering of the company or (3) the completion of sale, liquidation, dissolution or winding up of the company.

No consideration was paid among the Co-founders in connection with the vote in concert agreements.

Mr. Tao Yang is the Chairman and Chief Executive Officer of the Company, Mr. Xuecai Feng is a former director and an employee of the Company, and Mr. Jianfeng Xu is a director and Chief Operating Officer of the Company.

FYXTech BVI and Shenzhen Yale used to have Class A, Class B and Class C Preferred Equity holders prior to the reorganization. The Co-Founders controlled the entities as a group since the effective dates of each written agreements to vote in concert. As disclosed on the page 119 of the Draft No. 2, the Co-founders agreed to terminate the vote in concert agreement for the Company in October 2019. The vote in concert agreements for Shenzhen Yale and FYXTech BVI were terminated in March 2019 and May 2020, respectively, upon the liquidation of the respective companies.

2. Summary of Significant Accounting Policies

(x) Statutory Reserve, page F-16

8.

We note the restrictions on the ability of your subsidiaries to transfer funds to the Company. Please explain to us your consideration of presenting Parent-only financial statements in accordance with Rules 5-04 and 12-04 of Regulation S-X.

The Company respectfully advises the Staff that it has concluded that the disclosures of the condensed financial information of the parent company in accordance with the Rule 5-04 and Rule 12-04 of Regulation S-X when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year was not required, because the Company’s consolidated subsidiaries’ restricted net assets, including the statutory reserve and paid-in capital balance of these subsidiaries, were less than 25% of the Company’s consolidated net assets as of December 31, 2019.

7. Share-Based Compensation, page F-24

9.

Please quantify on page F-25 the total amount of compensation expense that will be recognized as a result of options vesting upon the completion of your IPO. Also, provide a quantified, forward-looking discussion of the impact of the cumulative vesting in MD&A.

The Company respectfully advises the Staff that the Company’s share options have both a service condition and a performance condition (the completion of an initial public offering (“IPO”) of the Company). The amount of compensation expenses that will be recognized as a result of options vesting upon the completion of the IPO depends on the date of the IPO, the degree of which the service period has been completed as of the date of the IPO, and the recipients of the share options who remain as the Company’s employees at the date of the IPO. In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 69, F-25 and F-26 of the Draft No. 2 to include the compensation costs related to the options based on the vesting period of the service condition of these options as of December 31, 2019.

Simpson Thacher & Bartlett

June 2, 2020

11. Related Party Transactions, page F-29

10.	Explain to us your basis under GAAP for not reporting the loans to your Co-founders in your financial statements, i.e. on your balance sheet and statements of cash flows.

The Company respectfully advises the Staff that for the year ended December 31, 2018, FYXTech BVI had lent US$10,260,950 to the Co-founders. The amount was included as a cash outflow of the financing activities for the year ended December 31, 2018, and a contra equity on the balance sheet prior to the reorganization. As explained in the below paragraph, the amount was treated as a distribution to the shareholders as a result of the reorganization and hence not included on the balance sheet as of December 31, 2018.

The Company, FYXTech BVI and Shenzhen Yale were under common control of the Co-founders immediately before and after the reorganization. As disclosed in Note 1(b), the Company, through its wholly-owned subsidiaries, succeeded all of the business operations of FYXTech BVI and Shenzhen Yale during the year ended December 31, 2018. The Company considers the guidance in ASC 805-50-05-5 that transfers of net assets between entities under common control result in a change in the reporting entity, which are accounted for in a manner similar to a pooling of interest. As such, the consolidated financial statements of the Company include the results of the operations and the financial position of FYXTech BVI and Shenzhen Yale as of the beginning of the earliest period presented. The Company further considers the guidance in ASC 805-50-30-5 that the entity which receives the net assets shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity as of the date of transfer. Accordingly, the remaining assets (including the loans lent to the Co-founders) and liabilities of FYXTech BVI and Shenzhen Yale, which were not transferred to the Company upon the completion of the reorganization, were treated as distribution to the shareholders of FYXTech BVI and Shenzhen Yale on a historical cost basis and were not included in the Company’s balance sheet as of December 31, 2018.

In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Draft No. 2 to (i) state that the balance of the loans which was not assumed by the Company was treated as a distribution to the shareholders and (ii) include a cross-reference to the
Note 1(b).

Simpson Thacher & Bartlett

June 2, 2020

General

11.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

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Simpson Thacher & Bartlett

June 2, 2020

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email) or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Questions pertaining to auditing matters may also be directed to Enid Yang at +86-10-8508-7816 (work) or enid.yang@kpmg.com (email) of KPMG Huazhen LLP, the independent registered public accounting firm of the Company.

                                     Very truly yours,

                                     /s/ Yi Gao

                                     Yi Gao

Enclosures

cc:	Yalla Group Limited

Tao Yang, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP

Kai Fan

Cleary Gottlieb Steen & Hamilton LLP

Shuang Zhao

KPMG Huazhen LLP

Enid Yang